June 1, 2011

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Under Armour, Inc.

Form 10-K for Fiscal Year End December 31, 2010

Filed February 24, 2011

File No. 001-33202

Dear Mr. Reynolds:

Under Armour, Inc. (“we”, “our” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 4, 2011. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comment 1.	Please also provide a separate discussion in your Management’s Discussion and Analysis of the reasons for changes in the operating results of each of your segments. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3) of Regulation S-K. Please provide us the text of your proposed disclosures to be included in future filings based on the December 31, 2010 results.

Response

In future filings, we will provide a separate discussion in our Management’s Discussion & Analysis (“MD&A”) of the reasons for changes in the operating results of each of our segments, and, consistent with Regulation S-K Item 303(a), we will discuss items that materially affected the operating results.

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As requested, below is an example of this proposed separate discussion based on our MD&A in our Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 10-K”). The proposed separate discussion is a new section titled “Segment Results of Operations” included at the end of the Consolidated Results of Operations sections.

Segment Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues by geographic region are summarized below:

	Year Ended December 31,
	2010	2009	$ Change	% Change
(In thousands)
North America	$997,816	$808,020	$189,796	23.5%
Other foreign countries	66,111	48,391	17,720	36.6

Total net revenues	$1,063,927	$856,411	$207,516	24.2%

Net revenues in North America increased $189.8 million to $997.8 million in 2010 from $808.0 million in 2009 primarily due to increased net sales in apparel as discussed above in Consolidated Results of Operations. Net revenues in other foreign countries increased by $17.7 million to $66.1 million in 2010 from $48.4 million in 2009 primarily due to increased apparel sales in our Europe, Middle East and Africa (“EMEA”) operating segment and increased product distribution by our licensee in Japan.

Operating income by geographic region is summarized below:

	Year Ended December 31,
(In thousands)	2010	2009	$ Change	% Change
North America	$102,806	$83,239	$19,567	23.5%
Other foreign countries	9,549	2,034	7,515	369.5

Total operating income	$112,355	$85,273	$27,082	31.8%

Operating income in North America increased $19.6 million to $102.8 million in 2010 from $83.2 million in 2009 primarily due to the items discussed above in Consolidated Results of Operations. Operating income in other foreign countries increased by $7.5 million to $9.5 million in 2010 from $2.0 million in 2009 primarily due to increased apparel sales and lower selling, general and administrative expenses as a percentage of net revenues in our EMEA operating segment, along with increased product distribution by our licensee in Japan as discussed above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenues by geographic region are summarized below:

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	Year Ended December 31,
	2009	2008	$ Change	% Change
(In thousands)
North America	$808,020	$692,388	$115,632	16.7%
Other foreign countries	48,391	32,856	15,535	47.3

Total net revenues	$856,411	$725,244	$131,167	18.1%

Net revenues in North America increased $115.6 million to $808.0 million in 2009 from $692.4 million in 2008 primarily due to increased net sales in apparel and footwear as discussed above in Consolidated Results of Operations. Net revenues in other foreign countries increased by $15.5 million to $48.4 million in 2009 from $32.9 million in 2008 primarily due to increased apparel sales in our EMEA operating segment.

Operating income by geographic region is summarized below:

	Year Ended December 31,
(In thousands)	2009	2008	$ Change	% Change
North America	$83,239	$76,326	$6,913	9.1%
Other foreign countries	2,034	599	1,435	239.6

Total operating income	$85,273	$76,925	$8,348	10.9%

Operating income in North America increased $6.9 million to $83.2 million in 2009 from $76.3 million in 2008 primarily due to the items discussed above in Consolidated Results of Operations. Operating income in other foreign countries increased by $1.4 million to $2.0 million in 2009 from $0.6 million in 2008 primarily due to increased product distribution by our licensee in Japan.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 29

Comment 2.	We note that your allowance for doubtful accounts decreased to 4.8% of accounts receivable as of December 31, 2010 from 6.5% of accounts receivable in 2009. Schedule II on page 77 shows that $190,000 was charged to the expense for the allowance for doubtful accounts in the year ended December 31, 2010 compared to $1.6 million in 2009. Please explain the reasons for the decrease in the reserve and any changes in your policy for estimating collectability of accounts receivable. Include a discussion of known trends that are having a material effect on your results and explain management’s view of the significant underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. See Section III of our Release 33-8350.

Response

As stated in Note 2 to the Audited Consolidated Financial Statements - Summary of Significant Accounting Policies - Allowance for Doubtful Accounts, page 49 included in our 2010 10-K,

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the Company considers historical levels of credit losses and significant economic developments within the retail environment in order to estimate its allowance for doubtful accounts. We did not make any changes to this policy during 2008, 2009 or 2010. Due to the economic downturn and heightened credit risk environment during 2008 and 2009, we experienced customer bankruptcies and delays in receivable collections from certain customers. As a result, we increased the allowance for doubtful accounts and incurred additional bad debt expense during those years. However, we decreased the allowance for doubtful accounts during 2010 due to the improvement in collection patterns and the general financial health of our retail customers. In addition, we experienced recoveries of some previously reserved receivable balances and the resolution of certain customer bankruptcies which were originally filed and reserved for in 2008 and 2009. We believe the allowance for doubtful accounts as of December 31, 2010 adequately provided for our bad debt exposure at that time.

With respect to the allowance for doubtful accounts at December 31, 2010, we did not believe there were any known trends that could have a material effect on our results of operations in future periods as our bad debt experience was significantly decreasing in 2010. Thus the 2008 and 2009 performance was not considered to be indicative of future results. In future filings, we will include a discussion of any such known trends.

Notes to Consolidated Financial Statements, page 49

16. Segment Data and related Information, page 67

We believe the following summary will provide context for Comments 3 through 7 made by the Staff:

The Company develops, markets and distributes branded performance apparel, footwear and accessories for men, women and youth. The Company currently operates primarily in the United States, but has selling operations in Europe and Canada. In addition, the Company has distribution and license agreements with third-parties located in other foreign countries.

While the Company primarily sells its products to third party retailers, the Company also sells its products directly to the consumer through its factory house and specialty stores, website and catalog. The factory house stores primarily liquidate excess inventory. As of December 31, 2010, the Company had 54 factory house stores in the United States. The Company has 4 specialty stores in the United States which were opened in 2007 and 2008 and sell the Company’s products at full price.

The Company has ten business units which are a mix of geographies, products and distribution channels: US Wholesale Apparel; US Wholesale Footwear; US Wholesale Accessories; US Wholesale Outdoor; US Retail (including specialty and factory house stores); US E-Commerce; Canada; Europe, Middle East and Africa (“EMEA”); Latin America; and Asia. The US Wholesale Apparel, US Wholesale Footwear, US Wholesale Accessories, US Wholesale Outdoor, US Retail, US E-Commerce and Canada business units are collectively referred to as

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the North America business unit, and the business units outside of North America are referred to as the International business unit.

According to ASC 280-10-50, operating segments are components of a public entity which has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

•

Its operating results are regularly reviewed by the public entity’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and

•	Its discrete financial information is available.

The CODM identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. As the Company’s founder and majority stockholder, the Company’s Chief Executive Officer (“CEO”) has the overriding decision making power. It is the responsibility of the senior executives of the Company to carry out decisions made by the CEO. Therefore, based on the decision dynamics within the Company, the CEO is considered the CODM for purposes of determining operating segments.

Since the Company’s initial public offering and through the first quarter of 2010, the CEO considered the key indicator of performance to be gross revenues and consolidated operating income profitability. Therefore, the CODM package revolved around this information and included disaggregated gross revenue information by product category, distribution channel and geography, and any remaining financial information beyond revenues in the CODM package was on a consolidated basis only. Due to the continued global growth and expected global expansion of the Company, beginning in the second quarter of 2010, the CODM was provided two financial packages (actual results and current forecast) on a quarterly basis which were expanded to include gross profit and contribution margin (which is defined by the Company as operating income less bonus and stock-based compensation expense) for the North America and each of the International geographic regions. In general, the CODM views net revenues and contribution margin by these geographic regions as the primary indicators of performance.

The CEO reviews and provides public comments from time to time on specific product and distribution channel revenue growth drivers. However, as stated above, he is not regularly provided with operating results by product or distribution, and thus we do not deem these revenue categories as operating segments. Discrete financial information is not regularly available or reviewed by the CODM below the net revenue line other than the geographic regions discussed above.

In line with the shift to geographic focus noted above in early 2010, the Company’s organization structure was arranged to have one direct report to the CEO which would oversee the North

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America business unit and one direct report to the CEO which would oversee the International business units. This is the planned long term structure; however, the Company has been experiencing some transition relative to the individuals serving in these roles. David McCreight, President from July 2008 to August 2010, was given responsibility for the North America business unit, and Wayne Marino, Chief Operating Officer (“COO”), was given responsibility for all International business units. Both reported directly to our CEO. After David McCreight’s departure in August 2010, the Company has for the time being assigned joint responsibility for the North America business unit to Kip Fulks, the Executive Vice President of Product (“EVP Product”), and Scott Plank, the Executive Vice President of Business Development (“EVPBD”).

Currently, the CEO’s direct reports include:

•	EVP Product;

•	EVPBD; and

•	COO.

The next levels of management include:

•	EVP Product

•	Senior Vice President of Footwear;

•	Senior Vice President of Apparel;

•	Vice President of Accessories and Licensing; and

•	Vice President of Outdoor.

•	EVPBD

•	Vice President of Retail; and

•	Vice President and General Manager of E-Commerce.

•	COO

•	Managing Director/General Manager, EMEA; and

•	Vice President/General Manager, America’s.

Each of the individuals reporting to the EVP Product is in charge of the design of the Company’s products, as well as their respective US Wholesale business units noted above. The US Retail and US E-Commerce business units are collectively referred to as our Direct-to-Consumer sales channel.

In addition to salary, the major components of our senior executives’ compensation include an annual bonus and an annual performance stock grant. For the COO, EVP Product and EVPBD, the annual bonus is based on consolidated corporate performance (as is the annual bonus for the CEO). Corporate performance is currently measured on consolidated net revenues and consolidated operating income. For the business unit leaders below the COO, EVP Product and EVPBD, the annual bonus is first determined based on consolidated corporate performance as described above. If the minimum thresholds for consolidated corporate performance are not achieved, the business unit leaders are not eligible for an annual bonus. If the minimum

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thresholds are achieved, then half of the annual bonus is based on corporate performance and half is based on the individual business unit performance. Similar to corporate performance, business unit performance currently includes business unit net revenues and business unit operating income. The CEO assists in setting the consolidated revenue targets, but he is not provided with discrete financial information below the net revenue line other than for the geographic regions previously discussed, and he is not involved in setting any business unit targets. The annual performance stock grant is currently based on combined consolidated operating income for the next two years. The consolidated performance targets for the annual bonus and annual performance stock grant are derived from the Company’s consolidated plan as approved by the CEO.

While discrete financial information is available for all business units and each business unit is able to earn revenues and incur expenses, only the North America, EMEA, Latin America and Asia business units are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. In accordance with ASC 280-10-50, the Company’s operating segments are North America, EMEA, Latin America and Asia. As such, the segment managers are currently the combination of the EVP Product and EVPBD for the North America operating segment and the COO for the EMEA, Latin America and Asia operating segments. Due to the insignificance of the EMEA, Latin America and Asia operating segments, they were combined into other foreign countries for disclosure purposes. In addition, all non-allocated shared services, which include marketing, administrative, distribution, and innovation, were included with the North America operating segment to arrive at operating income for disclosure purposes as substantially all of these services were incurred on behalf of the North America operating segment. As the Company continues to expand globally, it expects that each major geographic region will have a leader and business units by product and distribution similar to the structure in North America. Management believes international expansion provides significant long term growth opportunities for the Company, which is in line with our focus on geographic segments.

Comment 3.	In 2010 your operating segments changed to reflect how the chief operating decision maker (“CODM”) makes decisions about allocating resources and assessing performance. We note that your operating segments are based on geographic regions: North America, Latin America, Europe, the Middle East and Africa. Please explain to us your internal reporting structure (e.g. divisions, business units etc.) and the manner in which you manage your business. Tell us if certain segment managers are responsible for specific product categories in addition to geographic areas. Please tell us how you analyzed the guidance of ASC 280-10-50-9 in the identification of your operating segments.

Response

As noted above, the Company is divided into 10 business units, but full financial information beyond net revenues is reviewed and utilized by the CODM only for the North America, EMEA, Latin America and Asia business units. The EVP Product, EVPBD and COO (the segment

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managers) are not responsible for specific product categories, but are responsible for the geographic operating segments only. In general, the CODM views net revenues and operating income by operating segment as the primary indicators of performance. As stated above, the discrete financial information regularly provided to the CODM is geographic information only. Therefore the guidance provided in ASC 280-10-50-9, where multiple levels of financial information are provided to the CODM, does not apply.

Comment 4.	We note that 94% of your revenues are in the North American segment. We also note that your discussion in your quarterly earnings release discussed revenues and gross margins for the direct-to-consumer channel and the various product category. Please explain whether you have discrete financial information by channel and product category. Please discuss if you are aggregating any segments in your North America segment and if so discuss how you meet the aggregation criteria in ASC 280-10-50-11.

Response

Disaggregated net revenue information by distribution channel and product category is available for the CODM’s review. As a growth company, the CODM views net revenue growth as an indicator of consumer acceptance and a driver for increased market share, which is important to the CODM. Discrete financial information, including revenue, profit margin and operating income, is available by business unit (which includes distribution channels and product categories), but is used by the segment managers and various personnel within the business units. Excluding the disaggregated net revenue information, this business unit financial information is not provided to or used by the CODM on a regular basis, nor is it used to allocate resources. As stated above, the financial information provided to the CODM is for the North America, Latin America, EMEA and Asia operating segments. No operating segments have been aggregated to form the North America segment. Management believes international expansion provides significant long term growth opportunities for the Company, and the CODM focuses on the disaggregated revenue information provided to drive future results in these operating segments.

Comment 5.	We note your Executive Team as disclosed on your website. Please explain the nature of the roles of the Executive Vice President of Product, Senior Vice President of Footwear, and Senior Vice President of Apparel as they relate to the alignment of your segments. Please tell us whether these roles are functional or whether they represent actual divisions within your organization. Please also tell us whether any of these individuals is compensated based upon the performance of their division. Please explain to us the relative rank of these positions with respect to the CODM.

Response

As noted above, the EVP Product is responsible for the North America operating segment (including the design of apparel, footwear, accessories and outdoor products for the Company),

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with the exception of the US Retail and US E-Commerce business units. The EVP Product’s role is functional, but he is also responsible for this portion of the operating segment. Similarly, the Senior Vice President of Footwear’s and Senior Vice President of Apparel’s roles are functional, but they are responsible for their respective business units. The EVP Product reports to the CODM and is compensated based on the consolidated performance of the Company. Both the Senior Vice President of Footwear and Senior Vice President of Apparel report to the EVP Product and are compensated based on the consolidated performance of the Company, as well as the performance of their business units. Therefore, the Senior Vice President of Footwear and Senior Vice President of Apparel are two positions removed from the CODM.

Comment 6.	We note that your Executive Team added an Executive Vice President of Global Brand and President of International, effective February 1, 2011. Please explain your internal reporting structure on your international operating segments for the year ended December 31, 2010.

Response

The COO has historically held responsibility for the performance of the international operating segments (as well as his functional administrative responsibilities). When he started with the Company in February 2011, Mark Dowley, the Executive Vice President of Global Brand and President of International, was expected to take over responsibility for all international business units, as well as for the global marketing function. During his employment, Mark Dowley reported directly to the CEO and was the segment manager for the International operating segments. Since Mr. Dowley’s departure in May 2011, the COO has taken back responsibility for the International operating segments which he had during the year ended December 31, 2010.

Comment 7.	Please identify your CODM and provide us with the financial information regularly reviewed by the CODM to assess performance and allocate resources for the year ended December 31, 2010. If multiple levels of financial information are provided to the CODM, please provide us with each level and explain how the CODM utilizes the financial information.

Response

The CODM is the Company’s CEO for the reasons discussed above in the opening narrative. We are supplementally providing to the Commission Staff the two financial packages regularly provided to the CODM as discussed above. We request, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Commission Staff return this supplemental information to us following its review. In general, the CODM assesses performance based on net revenues and net revenue growth by each of the Company’s ten business units, as well as operating income by the Company’s four operating segments. He relies on his segment managers to appropriately manage the operating income proficiency of the individual business units. Multiple levels of financial information are not provided to the CEO; only the financial information on the four operating segments is provided to him.

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Exhibits

Comment 8.	We note that Exhibits 10.03, 10.08, 10.12, 10.15, 10.18, and 10.24 appear to be missing schedules, attachments and/or exhibits. We also note that Exhibits 10.23A, 10.23B, and 10.23C to the Form 10-K filed on February 22, 2008, Exhibits 10.02, 10.03 to the Form 10-Q filed on August 6, 2008, Exhibits 10.02 and 10.03 to the Form 10-Q filed on May 7, 2009, Exhibits 10.21 and 10.22 to the Form 10-K filed on February 25, 2010, Exhibit 10.03 to the Form 10-Q filed on May 5, 2010, and Exhibit 10.02 to the Form 10-Q filed on August 5, 2010, appear to be missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response

We note that all of these exhibits, with the exception of the exhibits discussed in the following paragraphs, are forms of equity award agreements that reference or include two attachments, Attachments A and B. Both attachments have been previously filed as exhibits. Specifically, Attachment A is the Under Armour, Inc. Amended and Restated 2005 Omnibus Long-Term Incentive Plan listed as Exhibit 10.16 to our 2010 10-K and was filed with our Form 10-Q for the quarterly period ending March 31, 2009. Attachment B is the Employee Confidentiality, Non-Competition and Non-Solicitation Agreement listed as Exhibit 10.06 to our 2010 10-K and was filed with our 2007 Form 10-K. As discussed with Shehzad Niazi from the Staff, in future filings of these forms of equity award agreements we will include a cross-reference to the previously filed exhibit that includes the applicable attachment.

With respect to Exhibit 10.03 to our 2010 10-K, Exhibit B to that exhibit was separately filed and is listed as Exhibit 10.02 to our 2010 10-K, and with respect to Exhibit 10.02 to our Form 10-Q filed on August 5, 2010, Exhibit B to that exhibit was separately filed and is listed as Exhibit 10.05 to our 2010 10-K.

Exhibit 10.08 to our 2010 10-K includes a corporate office lease and the first through eighth amendments to the lease. We note that according to our files, the exhibits (primarily floor plans) referred to but not filed with the office lease and with the First, Second, Fourth, Fifth and Eighth Amendments were not created and attached to the lease documents. We will file the Third and Sixth Amendments in their entirety with our next periodic report.

We will file Exhibit 10.12 to our 2010 10-K in its entirety with our next periodic report.

With respect to Exhibit 10.15 to our 2010 10-K, we believe that Exhibits A and B to this Exhibit were properly filed with the original filing with the SEC.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (410) 454-6653 or David Bergman, Controller, at (410) 454-6671 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Brad Dickerson

Brad Dickerson
Chief Financial Officer